SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b )(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated June 5, 2020.

TRANSLATION

Buenos Aires, June 5, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Relevant information – “Petersen Energía Inversora S.A.U. and Petersen Energía S.A.U. vs. República de Argentina and YPF S.A.” – “Eton Park Capital Management, L.P., Eton Park Master Fund, Ltd., and Eton Park Fund, L.P. vs. República de Argentina and YPF S.A.”

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that regard, and continuing with our previous communications dated June 15, 2015, September 12, 2016, July 10, 2018 and June 24, 2019 as well as the disclosure set forth in YPF S.A.’s (“YPF” or the “Company”) Financial Statements, we inform you that on June 5, 2020, the United States District Court for the Southern District of New York denied the petitions of forum non conveniens filed by the Company and the Argentine Republic, deciding in consequence the jurisdiction of said District Court over this judicial matter.

The Company is analyzing said decision and will use all necessary legal remedies to defend its interests in accordance with applicable legal procedures.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 5, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer